                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                  FORM 12B-25

                           SEC FILE NUMBER: 000-27987
                           CUSIP NUMBER: 74D530 30 8

                          NOTIFICATION OF LATE FILING

   (Check One): [ ] Form 10-K  [ ] Form 20-F  [ ] Form 11-K  [x] Form 10-Q
                                 [ ] Form N-SAR

                         For Period Ended: March 31, 2002
                       [ ]  Transition Report on Form 10-K
                       [ ]  Transition Report on Form 20-F
                       [ ]  Transition Report on Form 11-K
                       [ ]  Transition Report on Form 10-Q
                       [ ]  Transition Report on Form N-SAR
                 For the Transition Period Ended: March 31, 2002.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


PART I -- REGISTRANT INFORMATION
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Full Name of Registrant:   Premier Mortgage Resources, Inc.

Address of Principal Executive Office (Street and Number):
          280 Windsor Highway,  New Windsor, New York  12553


PART II -- RULES 12B-25(B) AND (C)
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If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)


[x] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F,11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth

     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


PART III -- NARRATIVE
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State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period.

The Issuer lacked certain financial data and other information required to complete the filing, and such data and information could not have been made available without unreasonable effort and expense.


PART IV -- OTHER INFORMATION
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(1) Name and telephone number of person to contact in regard to this notification


         Andrea Cataneo, Esq.                     (973) 442-9944
         --------------------                     ---------------
               (Name)                              (Phone number)


(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


                        Premier Mortgage Resources, Inc.
                        --------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:   May 14, 2002           By:   /S/ BILL BETTER
                                  ----------------------------------
                                  Bill Better, President and CEO